UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ADTRAN, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00738A106 (CUSIP NUMBER)

May 19, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

SCHEDULE 13G

CUSIP No. 00738A106

1.	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LINDA JONES SMITH
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

1,402,428
6. SHARED VOTING POWER

0
7. SOLE DISPOSITIVE POWER

0
8. SHARED DISPOSITIVE POWER

7,320,237(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,320,237(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.4%(2)
12.	TYPE OF REPORTING PERSON

IN

(1) Includes shares held as indicated by the following trusts, for which the Reporting Person is Settlor:  (a)  1,596,372 shares of Common Stock owned by the LJS GRAT 2007-1 UAD 02/01/07 Mark Clay Smith Trustee; (b) 1,304,645 shares of Common Stock owned by the LJS GRAT 2007-2 UAD 07/27/07 Mark Clay Smith Trustee; (c) 1,100,000 shares of Common Stock owned by the LJS GRAT 2007-3 UAD 07/27/07 Mark Clay Smith Trustee; (d) 1,821,637 shares of Common Stock owned by the LJS GRAT 2007-4 UAD 09/26/07 Mark Clay Smith Trustee.  Also included are 95,155 shares of Common Stock owned directly by the Mark Clay Smith and 1,402,428 shares of Common Stock owned by the Reporting Person.

(2) Based on 64,196,437 shares issued and outstanding at April 29, 2008, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008.

SCHEDULE 13G

CUSIP No. 00738A106

Item 1.	(a).	Name of Issuer:

ADTRAN, Inc.

	(b).	Address of Issuer’s Principal Executive Offices:

901 Explorer Boulevard Huntsville, AL 35806-2807

Item 2.	(a).	Name of Persons Filing:

Linda Jones Smith, individually and as settlor with respect to the shares of Common Stock owned by the LJS GRAT 2007-1 UAD 02/01/07 Mark Clay Smith Trustee (the "LJS GRAT 2007-1"), the LJS GRAT 2007-2 UAD 07/27/07 Mark Clay Smith Trustee (the "LJS GRAT 2007-2"), the LJS GRAT 2007-3 UAD 07/27/07 Mark Clay Smith Trustee (the "LJS GRAT 2007-3"), and the LJS GRAT 2007-4 UAD 09/26/07 Mark Clay Smith Trustee (the "LJS GRAT 2007-4") (collectively, the "Trusts").

	(b).	Address of Principal Business Office or, if None, Residence:

c/o Smith Asset Management Co. 200 Clinton Avenue, Suite 805 Huntsville, AL 35801

	(c).	Citizenship or Place of Organization:

United States

	(d).	Title of Class of Securities:

Common Stock

	(e).	CUSIP Number:

00738A106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐ Investment Company registered under Section 8 of the Investment Company Exchange Act;

	(e)	☐ Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐ Saving Association as defined in Section 3(b) of The Federal Deposit Insurance Act;

	(i)	☐ Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

SCHEDULE 13G

CUSIP No. 00738A106

Item 4.	Ownership.

(a) Amount beneficially owned:

Ms. Smith may be deemed the beneficial owner of 7,320,237 shares of Common Stock. Ms. Smith has sole voting power over 1,402,428 shares of Common Stock, which are held directly by Ms. Smith; additionally, Ms. Smith may be deemed to have shared dispositive power over (i) 1,596,372 shares of Common Stock owned by the LJS GRAT 2007-1; (ii) 1,304,645 shares of Common Stock owned by the LJS GRAT 2007-2; (iii) 1,100,000 shares of Common Stock owned by the LJS GRAT 2007-3; and (iv) 1,821,637 shares of Common Stock owned by the LJS GRAT 2007-4. Ms. Smith also may be deemed to have shared dispositive power over 95,155 shares of Common Stock owned directly by Mark Clay Smith. Ms. Smith disclaims beneficial ownership of the shares of Common Stock held by the Trusts and by Mr. Smith except to the extent of her pecuniary interest therein and the filing of this report is not an admission that Ms. Smith is the beneficial owner of those securities.

(b) Percent of Class:

11.4%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:

1,402,428

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

7,320,237

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The LJS Children's Trusts are the beneficiaries of each of the Trusts and have the right to receive the dividends from and the proceeds from the sale of, the shares of Common Stock owned by the Trusts.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

The members of the group are Mark Clay Smith and Linda Jones Smith.

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP No. 00738A106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2008

/s/ Jamison K. Wagner
(Signature)

Jamison K. Wagner, by power of attorney for Linda Jones Smith
(Name/Title)

EXHIBIT INDEX

Exhibit Number	Description
24	Power of Attorney